Exhibit 99.1

Mitsui & Co., Ltd.

Estimated

Future Net Remaining Reserves

Attributable to Certain Interests In

Australia, New Zealand and Indonesia

SEC Parameters

As of

December 31, 2009

/s/ Herman G. Acuña	/s/ Harris Ghozali
Herman G. Acuña, P.E.	Harris Ghozali, P.E.
Texas P.E. License No. 92254	Texas P.E. License No. 97664
Managing Senior Vice President—International	Senior Vice President—International

RYDER SCOTT COMPANY, L.P.

TBPE Firm Registration No. F-1580

[SEAL]	[SEAL]

June 28, 2010

Mitsui & Co., Ltd.

2-1, Ohtemachi 1-chome,

Chiyoda-ku, Tokyo 100-0004

Japan

Gentlemen:

At the request of Mitsui & Co., Ltd. and its affiliated companies, Japan Australia LNG (MIMI) Pty. Ltd., Mitsui E&P Australia Pty Limited, KG Berau Petroleum Ltd. and KG Wiriagar Petroleum Ltd., (hereinafter collectively called “MITSUI”), Ryder Scott Company has prepared an estimate of the proved reserves, future production and income attributable to certain properties of MITSUI, as of December 31, 2009. The subject properties are located in the countries of Australia, New Zealand and Indonesia.

The reserves and income data were estimated based on the definitions and disclosure guidelines contained in the United States Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). The conclusions of our third party study, completed on June 24, 2010, are discussed herein.

The conclusions discussed in this report, as of December 31, 2009, are related to hydrocarbon prices. The hydrocarbon prices used in the preparation of this report are based on the average prices during the 12-month period prior to the ending date of the period covered in this report, determined as unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements as required by the SEC regulations. Actual future prices may vary significantly from the prices required by SEC regulations; therefore, the conclusions of our third party study may differ significantly from the discussion below.

MITSUI has elected to represent that Ryder Scott Company prepared these third party independent reserves estimates; accordingly, Ryder Scott Company has prepared this report for inclusion as an exhibit to the relevant registration statement or other Commission filings by MITSUI.

Scope of 3rd Party Independent Reserves Estimation

At the request of MITSUI, Ryder Scott Company conducted an independent estimation of the reserves, future production and income associated with certain assets in which MITSUI owns an interest. Ryder Scott Company was provided with both interpreted and uninterpreted data. Based on this information, Ryder Scott Company conducted the necessary studies to estimate the proved reserves to render the opinions expressed herein conforming with our understanding of the definition as set forth in the Securities and Exchange Commission’s Regulations Part 210.4-10 (a). An abridged version of the SEC reserves definitions from 210.4-10(a) entitled “Petroleum Reserves Definitions” is included as an attachment to this report.

During our investigations, no attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist. The gas volumes included herein do not attribute gas consumed or flared in operations as reserves. Non-hydrocarbon or inert gas volumes have been excluded from the reserves reported herein.

While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may also increase or decrease from existing levels, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward. However, most of the parameters that define the reserves of a reservoir cannot be measured directly, and

Mitsui & Co., Ltd.

June 28, 2010

must be estimated indirectly through geologic and reservoir engineering analysis and interpretations. Moreover, estimates of reserves may increase or decrease as a result of future operations, effects of regulation by governmental agencies or geopolitical risks. As a result, the estimates of oil and gas reserves have an intrinsic uncertainty. The reserves discussed in this report are therefore estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts.

The conclusion reported herein are limited to the period prior to expiration of current contracts providing the legal right to produce or a revenue interest in such production unless evidence indicates that contract renewal is reasonably certain. Furthermore, properties in the different countries may be subjected to significantly varying contractual fiscal terms that affect the net revenue to MITSUI for the production of these volumes. The prices and economic return received for these net volumes can vary significantly based on the terms of these contracts. Therefore, when applicable, Ryder Scott reviewed the fiscal terms of such contracts and discussed with MITSUI the net economic benefit attributed to such operations for the determination of the net hydrocarbon volumes and income thereof. Ryder Scott has not conducted an exhaustive audit or verification of such contractual information. Neither our review of such contractual information or our acceptance of MITSUI’s representations regarding such contractual information should be construed as a legal or accounting opinion on this matter.

Ryder Scott did not evaluate country and geopolitical risks in the countries where MITSUI operates or has interests. MITSUI’s operations may be subject to various levels of governmental controls and regulations. These controls and regulations may include matters relating to land tenure, drilling, production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax, and foreign trade and investment and are subject to change from time to time. Such changes in governmental regulations and policies may cause volumes of reserves actually recovered and amounts of income actually received to differ significantly from the estimated quantities.

The conclusions presented herein were based upon a detailed study of the properties in which MITSUI owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.

MITSUI has indicated that the proved net reserves attributable to the properties that we reviewed account for 57 percent of their total proved net remaining hydrocarbon reserves. The reserves discussed herein were estimated using deterministic methods.

Data, Methods and Procedures

In performing our estimates, we have relied upon data furnished by MITSUI with respect to property interests owned, production and well tests from examined wells, historical costs of operation and development, product prices, geological structural and isochore maps, well logs, core analyses, and pressure measurements, etc. In general, the reserve estimates for the properties that we reviewed are based on data available through December 31, 2009.

These data were accepted as authentic and sufficient for determining the reserves unless, during the course of our examination, a matter of question came to our attention in which case the data were not accepted until all questions were satisfactorily resolved.

As prescribed by the Society of Petroleum Engineers in Paragraph 2.2(f) of the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information a reserves audit is defined as “the process of reviewing certain of the pertinent facts interpreted and assumptions made that have resulted in an estimate of

Mitsui & Co., Ltd.

June 28, 2010

reserves prepared by others and the rendering of an opinion about (1) the appropriateness of the methodologies employed, (2) the adequacy and quality of the data relied upon, (3) the depth and thoroughness of the reserves estimation process, (4) the classification of reserves appropriate to the relevant definitions used, and (5) the reasonableness of the estimated reserve quantities.”

The reserves discussed herein were estimated using generally accepted petroleum engineering and evaluation principles for the estimation of future reserves. In general, these reserves were estimated by performance methods, volumetric or material balance methods; however, other methods were used in certain cases where characteristics of the data, in our opinion, indicated such other methods were more appropriate.

Our forecasts of future production rates are based on historical performance from wells now on production. Test data and other related information were used to estimate the anticipated initial production rates for those wells or locations that are not currently producing. If no production decline trend has been established, future production rates were held constant, or adjusted for the effects of curtailment where appropriate, until a decline in ability to produce was anticipated. An estimated rate of decline was then applied to depletion of the reserves. If a decline trend has been established, this trend was used as the basis for estimating future production rates. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by MITSUI. Because of the direct relationship between volumes of proved undeveloped reserves and development plans, we include in the proved undeveloped category only reserves assigned to undeveloped locations that we have been assured will definitely be drilled. MITSUI has assured us of their intent and ability to proceed with the development activities included in this report, and that they are not aware of any legal, regulatory, political or economic obstacles that would significantly alter their plans.

The future production rates from wells now on production may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies. Wells or locations that are not currently producing may start producing earlier or later than anticipated in our estimates.

To estimate economically recoverable oil and gas reserves and related future net cash flows, we consider many factors and assumptions including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data which cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates. Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved reserves must be demonstrated to be economically producible based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined as of the effective date of the report.

As previously stated, the hydrocarbon prices used herein are based on the average prices during the 12-month period prior to the ending date of the period covered in this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements. For hydrocarbon products sold under contract, the contract prices including fixed and determinable escalations, exclusive of inflation adjustments, were used until expiration of the contract. Upon contract expiration, the prices were adjusted to the 12-month unweighted arithmetic average as previously described.

MITSUI has informed us that the operating costs for the assets in this report are based on the operating expense reports of MITSUI and include only those costs directly applicable to the leases or wells. The operating costs include a portion of general and administrative costs allocated directly to the assets. When applicable for operated properties, the operating costs include an appropriate level of corporate general administrative and overhead costs. No deduction was made for loan repayments, interest expenses, or exploration and development prepayments that were not charged directly to the assets. Development costs were furnished to us by MITSUI and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The

Mitsui & Co., Ltd.

June 28, 2010

estimated net cost of abandonment after salvage was included for properties where abandonment costs net of salvage was significant. Ryder Scott reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data supplied by MITSUI.

Summary of Ryder Scott Company Conclusions

In our opinion, the estimates of future reserves for the reviewed properties were prepared in accordance with generally accepted petroleum engineering and evaluation principles for the estimation of future reserves with no bias in the utilization and analysis of data in estimates for these properties.

In our opinion, the information relating to estimated proved reserves prepared by MITSUI’s have been prepared in accordance with Extractive Industries, Oil and Gas (Topic 932) of the Financial Accounting Standards Boards and Rules 4-10 (a) of regulation S-X and rules 302(b) and 1201, 1202, 1203(a) of regulation S-K of the SEC.

	Proved
	Developed	Undeveloped	Total Proved
Net Remaining Reserves
Oil/Condensate—Barrels	35,230,376	17,033,290	52,263,666
Plant Products—Barrels	2,910,634	3,259,954	6,170,588
Sales Gas—MMCF	378,213	495,839	874,052

Liquid hydrocarbons are expressed in standard 42 gallon barrels. All gas volumes are reported on an “as sold” basis expressed in millions of cubic feet (MMCF) at a temperature base of 60 degrees Fahrenheit and pressure base of 14.696 psia.

Standards of Independence and Professional Qualification

Ryder Scott is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over seventy years. Ryder Scott is employee owned and maintains offices in Houston, Texas; Denver, Colorado; and Calgary, Alberta, Canada. We have over eighty engineers and geoscientists on our permanent staff. By virtue of the size of our firm and the large number of clients for which we provide services, no single client or job represents a material portion of our annual revenue. We do not serve as officers or directors of any publicly traded oil and gas company and are separate and independent from the operating and investment decision-making process of our clients. This allows us to bring the highest level of independence and objectivity to each engagement for our services.

Ryder Scott actively participates in industry related professional societies and organizes an annual public forum focused on the subject of reserves evaluations and SEC regulations. Many of our staff have authored or co-authored technical papers on the subject of reserves related topics. We encourage our staff to maintain and enhance their professional skills by actively participating in ongoing continuing education.

Prior to becoming an officer of the Company, Ryder Scott requires that staff engineers and geoscientists have received professional accreditation in the form of a registered or certified professional engineer’s license or a registered or certified professional geoscientist’s license, or the equivalent thereof, from an appropriate governmental authority or a recognized self-regulating professional organization.

We are independent petroleum engineers with respect to MITSUI. Neither we nor any of our employees have any interest in the subject properties and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.

Mitsui & Co., Ltd.

June 28, 2010

The conclusions presented in this report are the result of technical analysis conducted by teams of geoscientists and engineers. The professional qualifications of the undersigned, the technical person primarily responsible for overseeing this project, is included as an attachment to this letter.

Terms of Usage

The results of our estimation of the proved, probable and possible reserves, future production and income attributable to certain interests of Mitsui & Co., Ltd., presented in report form herein, were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by MITSUI. In this letter, we have provided our written consent to MITSUI for the references to our name as well as to the references to the results of this report in filings made by MITSUI with the SEC.

We have provided MITSUI with a digital version of the original signed copy of this report. In the event there are any differences between the digital version included in filings made by MITSUI and the original signed report, the original signed report shall control and supersede the digital version.

The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

Very truly yours,

RYDER SCOTT COMPANY, L. P.
TBPE Firm Registration No. F-1580

/s/ Harris Ghozali
Harris Ghozali, P.E.
Texas P.E. License No. 97664
Senior Vice President—International

[SEAL]

/s/ Herman G. Acuña
Herman G. Acuna, P.E.
Texas P.E. License No. 92254
Managing Senior Vice President—International

[SEAL]
HG/sm

Professional Qualifications of Primary Technical Engineer

The conclusions presented in this report are the result of technical analysis conducted by teams of geoscientists and engineers from Ryder Scott Company, L.P. Harris Ghozali was the primary technical person responsible for the estimate of the reserves, future production and income presented herein.

Mr. Ghozali, an employee of Ryder Scott Company L.P. (Ryder Scott) since 1997, is a Senior Vice President and an Engineering Group Coordinator responsible for coordinating and supervising staff and consulting engineers of the company in ongoing reservoir evaluation studies worldwide. Before joining Ryder Scott, Mr. Ghozali served in a number of engineering positions with ExxonMobil. For more information regarding Mr. Ghozali’s geographic and job specific experience, please refer to the Ryder Scott Company website at www.ryderscott.com/Experience/Employees.

Mr. Ghozali earned a Bachelor of Science degree in Petroleum Engineering from the Colorado School of Mines in 1991 and a Master of Science degree in Petroleum Engineering from the University of Houston in 1997. He is a registered Professional Engineer in the State of Texas and also a member of the Society of Petroleum Engineers.

As part of his 2009 continuing education hours, Mr. Ghozali attended an internally presented 13 hours of formalized SEC-related training as well as a day long public forum, and/or various professional society presentations specifically on the new SEC regulations relating to the definitions and disclosure guidelines contained in the United States Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register. Mr. Ghozali attended an additional 7 hours of formalized in-house training as well as 10 hours of formalized external training during 2009 covering such topics as the SPE/WPC/AAPG/SPEE Petroleum Resources Management System, reservoir engineering, geoscience and petroleum economics evaluation methods, procedures and software and ethics for consultants. Mr. Ghozali is also an instructor and has taught several one day and three day seminars on Hydrocarbon Reserves and Resources Evaluation Methods.

Based on his educational background, professional training and more than 19 years of practical experience in the estimation and evaluation of petroleum reserves, Mr. Ghozali has attained the professional qualifications as a Reserves Estimator and Reserves Auditor set forth in Article III of the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers as of February 19, 2007.

Professional Qualifications of Primary Technical Engineer

The conclusions presented in the report are the result of technical analysis conducted by teams of geoscientists and engineers from Ryder Scott Company, L.P. Herman G. Acuña was the primary technical person responsible for overseeing the estimate of the reserves, future production and income presented herein.

Mr. Acuña, an employee of Ryder Scott Company L.P. (Ryder Scott) since 1997, is a Managing Senior International Vice President and serves as an Engineering Group Coordinator responsible for coordinating and supervising staff and consulting engineers of the company in ongoing reservoir evaluation studies worldwide. Before joining Ryder Scott, Mr. Acuña served in a number of engineering positions with Exxon. For more information regarding Mr. Acuña’s geographic and job specific experience, please refer to the Ryder Scott Company website at www.ryderscott.com/Experience/Employees.

Mr. Acuña earned a Bachelor (Cum Laude) and a Masters (Magna Cum Laude) of Science degree in Petroleum Engineering from The University of Tulsa in 1987 and 1989 respectively. He is a registered Professional Engineer in the State of Texas, a member of the Association of International Petroleum Negotiators (AIPN) and the Society of Petroleum Engineers (SPE).

In addition to gaining experience and competency through prior work experience, the Texas Board of Professional Engineers requires a minimum of fifteen hours of continuing education annually, including at least one hour in the area of professional ethics, which Mr. Acuña fulfills. As part of his 2009 continuing education hours, Mr. Acuña attended over 34 hours of formalized training and conferences including 10 hours dedicated to the subject of the definitions and disclosure guidelines contained in the United States Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register. In 2009, Mr. Acuña taught various company reserves evaluation schools in Argentina, Bolivia, China, Spain, U.S.A and Venezuela. Mr. Acuña has participated in various capacities in reserves conferences such as being a panelist a the 2008 Trinidad and Tobago’s Petroleum Conference, delivering the reserves evaluation seminar during IAPG convention in Mendoza, Argentina in 2006 and chairing the first Reserves Evaluation Conference in the Middle East in Dubai, U.A.E in 2006.

Based on his educational background, professional training and 20 years of practical experience in petroleum engineering and the estimation and evaluation of petroleum reserves, Mr. Acuña has attained the professional qualifications as a Reserves Estimator and Reserves Auditor set forth in Article III of the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers as of February 19, 2007.

Mitsui Oil Exploration Company Limited

Third Party Review of the

Process for Estimating Future Reserves

Attributable to Certain Properties

Located Offshore Thailand

SEC Parameters

As of December 31, 2009

/s/ Herman G. Acuña
Herman G. Acuña, P.E.
Texas PE License No. 92254
Managing Senior Vice President—International

RYDER SCOTT COMPANY, L.P.

TBPE Firm Registration No. F-1580

May 31, 2010

Mitsui Oil Exploration Company Limited (MOECO)

Hibiya Central Bldg. 11 FI.

2-9 Nishi Shimbashi 1-Chome

Minato-Ku, Tokyo 105-0003

Japan

Gentlemen:

At the request of Mitsui Oil Exploration Company Limited (MOECO), Ryder Scott Company has conducted an review of the process, methods and procedures followed by MOECO in their preparation of proved reserves, future production, and income as of December 31, 2009. The subject properties are located offshore in the Gulf of Thailand.

This report is based on our understanding of the definitions and disclosure guidelines contained in the United States Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009, in the Federal Register (SEC regulations). An abridged version of the SEC reserves definitions from 210.4-10(a) entitled “Petroleum Reserves Definitions” is included as an attachment to this report. The conclusions of our third party study, completed on May 11, 2010, are discussed herein.

The conclusions discussed in this report, as of December 31, 2009, are related to hydrocarbon prices. The hydrocarbon prices used in the preparation of this report are based on the average prices during the 12-month period prior to the ending date of the period covered in this report, determined as unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements as required by the SEC regulations. Actual future prices may vary significantly from the prices required by SEC regulations; therefore, the conclusions of our third party study may differ significantly from the discussion below.

MOECO has elected to represent that Ryder Scott Company conducted this third party process review; accordingly, Ryder Scott Company has prepared this report for inclusion as an exhibit to the relevant registration statement or other commission filings by MOECO or Mitsui & Co., Ltd., the parent company of MOECO.

Scope of 3rd Party Independent Review

At the request of MOECO, Ryder Scott Company conducted an independent review of the process followed by MOECO in their preparation of proved reserves, future production, and income as of December 31, 2009. The review consisted of the following:

1.	Review the methodology implemented by MOECO to verify the procedures used by Chevron, the operator, in the Pattani Field in the Gulf of Thailand to estimate proved reserves and to render an opinion regarding the applicability of such method for SEC proved reserves booking purposes.

2.	Review the current implementation of MOECO’s Corporate Reserves Reporting System (RRS).

Ryder Scott Company’s review was limited to the two points noted above and did not involve an independent estimation of the proved reserves volumes or income thereof.

Ryder Scott Company was provided with Chevron’s “Comprehensive Reserve Study (CRS)” Report, which contains reserves summary sheets by platform and maps, and MOECO’s utilization of this information in the preparation of the proved reserves estimates. Ryder Scott Company also had access to the production data which is considered important since the reserves are estimated by analogy to existing producers.

During our investigations, no attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist. It is our understanding that the gas volumes reported by MOECO as proved reserves do not include gas consumed or flared in operations. Non-hydrocarbon and inert gas volumes have also been excluded by MOECO.

Mitsui Oil Exploration Company Limited (MOECO)

May 31, 2010

While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may also increase or decrease from existing levels, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward. However, most of the parameters that define the reserves of a reservoir cannot be measured directly, and must be estimated indirectly through geologic and reservoir engineering analysis and interpretations. Moreover, estimates of reserves may increase or decrease as a result of future operations, effects of regulation by governmental agencies or geopolitical risks. As a result, the estimates of oil and gas reserves have an intrinsic uncertainty. The reserves discussed in this report are, therefore, estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts.

The conclusions reported herein are limited to the period prior to expiration of current contracts providing the legal right to produce or a revenue interest in such production unless evidence indicates that contract renewal is reasonably certain. Furthermore, properties in the different countries may be subjected to significantly varying contractual fiscal terms that affect the net revenue to MOECO for the production of these volumes. The prices and economic return received for these net volumes can vary significantly based on the terms of these contracts. Ryder Scott has not conducted an exhaustive audit or verification of such contractual information as this was outside the scope of our assignment.

Ryder Scott did not evaluate country and geopolitical risks in the countries where MOECO operates or has interests. MOECO’s operations may be subject to various levels of governmental controls and regulations. These controls and regulations may include matters relating to land tenure, drilling, production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax, and foreign trade and investment and are subject to change from time to time. Such changes in governmental regulations and policies may cause volumes of reserves actually recovered and amounts of income actually received to differ significantly from the estimated quantities.

The conclusions presented herein were based upon the reserves booking process review of the properties in which MOECO owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities that may exist, nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.

MOECO has indicated that the proved net reserves attributable to the properties that we reviewed account for 98 percent of their total proved net remaining hydrocarbon reserves. The reserves included herein were estimated using deterministic methods.

Data, Methods and Procedures

In performing our investigations, we have relied upon data furnished by MOECO with respect to property interests owned, production data from examined wells, historical costs of operation and development, product prices, geological structural maps, etc. In general, the process review for the properties that we reviewed is based on data available through December 31, 2009.

These data were accepted as authentic and sufficient for determining the reserves unless, during the course of our examination, a matter of question came to our attention, in which case the data were not accepted until all questions were satisfactorily resolved.

Mitsui Oil Exploration Company Limited (MOECO)

May 31, 2010

As prescribed by the Society of Petroleum Engineers in Paragraph 2.2(f) of the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information a reserves audit is defined as “the process of reviewing certain of the pertinent facts interpreted and assumptions made that have resulted in an estimate of reserves prepared by others and the rendering of an opinion about (1) the appropriateness of the methodologies employed; (2) the adequacy and quality of the data relied upon; (3) the depth and thoroughness of the reserves estimation process; and (4) the classification of reserves appropriate to the relevant definitions used.

Ryder Scott Company visited MOECO’s headquarters from April 12 to April 15, 2010. Prior to this visit, Ryder Scott Company had received the CRS Report and production data. In general, the reserves were estimated by performance methods and performance analogies. Ryder Scott Company conducted a cursory review of the production data to confirm that the proposed analogies were consistent with historical performance of the fields.

Ryder Scott Company also discussed with MOECO the implementation of their Reserves Reporting System or RRS to establish quality control mechanisms in their reserves reporting process. This process was formalized in 2009 after two years of preparations.

Summary of Ryder Scott Company Conclusions

It is our opinion that, in the aggregate, MOECO’s estimates of future reserves for the reviewed properties were prepared in accordance with generally accepted petroleum engineering and evaluation principles for the estimation of future reserves, and we found no bias in the utilization and analysis of data in estimates for these properties.

Ryder Scott Company reviewed the implementation of the Corporate RRS and found it appropriate within the E&P Division. Ryder Scott Company recommended that the Corporate RRS be expanded to contain clear instructions on what information needs to be transferred to the Accounting Division and who are the responsible parties at both the E&P and Accounting Divisions, to ensure the proper generation of the economic test.

Standards of Independence and Professional Qualification

Ryder Scott is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over seventy years. Ryder Scott is employee owned and maintains offices in Houston, Texas; Denver, Colorado; and Calgary, Alberta, Canada. We have over eighty engineers and geoscientists on our permanent staff. By virtue of the size of our firm and the large number of clients for which we provide services, no single client or job represents a material portion of our annual revenue. We do not serve as officers or directors of any publicly traded oil and gas company, and we are separate and independent from the operating and investment decision-making process of our clients. This allows us to bring the highest level of independence and objectivity to each engagement for our services.

Ryder Scott actively participates in industry-related professional societies and organizes an annual public forum focused on the subject of reserves evaluations and SEC regulations. Many of our staff have authored or co-authored technical papers on the subject of reserves related topics. We encourage our staff to maintain and enhance their professional skills by actively participating in ongoing continuing education.

Prior to becoming an officer of the Company, Ryder Scott requires that staff engineers and geoscientists have received professional accreditation in the form of a registered or certified professional engineer’s license or a registered or certified professional geoscientist’s license, or the equivalent thereof, from an appropriate governmental authority or a recognized self-regulating professional organization.

We are independent petroleum engineers with respect to MOECO. Neither we nor any of our employees have any interest in the subject properties, and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.

Mitsui Oil Exploration Company Limited (MOECO)

May 31, 2010

The conclusions presented in this report are the result of technical analysis conducted by teams of geoscientists and engineers. The professional qualifications of the undersigned, the technical person primarily responsible for overseeing this project, is included as an attachment to this letter.

Terms of Usage

The results of our third party review, presented in report form herein, were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by Mitsui Oil Exploration Company Limited (MOECO) and Mitsui & Co., Ltd., the parent company of MOECO. We have provided our written consent to MOECO and Mitsui & Co., Ltd. for the references to our name as well as to the references to the results of our third party review in filings made by MOECO and Mitsui & Co., Ltd. with the SEC.

We have provided MOECO and Mitsui & Co., Ltd. with a digital version of the original signed copy of this third party review report. In the event there are any differences between the digital version included in filings made by MOECO and Mitsui & Co., Ltd. and the original signed third party review report, the original signed third party review report shall control and supersede the digital version.

The data and work papers used in the preparation of this audit report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

Very truly yours,

RYDER SCOTT COMPANY, L.P.
TBPE Firm Registration No. F-1580

/s/ Herman G. Acuña
Herman G. Acuña, P.E.
Texas P.E. License No. 92254
Managing Senior Vice President—International

Professional Qualifications

Herman G. Acuña

The conclusions presented in this third party review report, issued on May 31, 2010, for Mitsui Oil Exploration Company Limited (MOECO), are the result of technical analysis conducted by teams of geoscientists and engineers from Ryder Scott Company, L.P. Herman G. Acuña was the primary technical person responsible for overseeing the independent estimation of the reserves, future production and income to render the audit conclusions of that report.

Mr. Acuña, an employee of Ryder Scott Company L.P. (Ryder Scott) since 1997, is a Managing Senior International Vice President and serves as an Engineering Group Coordinator responsible for coordinating and supervising staff and consulting engineers of the company in ongoing reservoir evaluation studies worldwide. Before joining Ryder Scott, Mr. Acuña served in a number of engineering positions with Exxon. For more information regarding Mr. Acuña’s geographic and job specific experience, please refer to the Ryder Scott Company website at www.ryderscott.com.

Mr. Acuña earned a Bachelor (Cum Laude) and a Masters (Magna Cum Laude) of Science degrees in Petroleum Engineering from The University of Tulsa in 1987 and 1989 respectively. He is a registered Professional Engineer in the State of Texas, a member of the Association of International Petroleum Negotiators (AIPN) and the Society of Petroleum Engineers (SPE).

In addition to gaining experience and competency through prior work experience, the Texas Board of Professional Engineers requires a minimum of fifteen hours of continuing education annually, including at least one hour in the area of professional ethics, which Mr. Acuña fulfills. As part of his 2009 continuing education hours, Mr. Acuña attended over 34 hours of formalized training and conferences including 10 hours dedicated to the subject of the definitions and disclosure guidelines contained in the United States Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register. In 2009, Mr. Acuña taught various company reserves evaluation schools in Argentina, Bolivia, China, Spain, U.S.A and Venezuela. Mr. Acuña has participated in various capacities in reserves conferences such as being a panelist a the 2008 Trinidad and Tobago’s Petroleum Conference, delivering the reserves evaluation seminar during IAPG convention in Mendoza, Argentina in 2006 and chairing the first Reserves Evaluation Conference in the Middle East in Dubai, U.A.E in 2006.

Based on his educational background, professional training and 20 years of practical experience in petroleum engineering and the estimation and evaluation of petroleum reserves, Mr. Acuña has attained the professional qualifications as a Reserves Estimator and Reserves Auditor set forth in Article III of the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers as of February 19, 2007.